

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Via E-mail
Steve Saleen
Chief Executive Officer and President
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, CA 92882

> **Re: Saleen Automotive, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed August 30, 2013**
> **File No. 333-176388**

Dear Mr. Saleen:

We have reviewed your responses to the comments in our letter dated August 22, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Merger and Capital Raise, page 3

1. We note your revised disclosure on page 4 that you do not expect that "any special treatment granted to certain of [your] stockholders to preserve round lot holders in connection with a reverse stock split should have a significant impact of the ownership of [your] common stock." Please briefly describe such "special treatment."

Description of the Business, page 9

2. We note your response to our prior comment 6 on page 28 and reissue in part. Please describe in greater detail in this section and in MD&A your planned cost reductions, including when you intend to begin such reductions, and if known, an estimate of the amount of cost reductions that will result from such plan and an estimate of the costs of this plan. In addition, please briefly describe the changes to your hiring practices and why such changes will reduce cost. Also, briefly describe which outside providers you intend to reduce your reliance upon and how you intend to do so.

Our Vehicles, Products and Services, page 12

American Supercars, page 12

3. We note your response to our prior comment 7 and reissue in part. Please clarify what you mean by "very expensive" by providing quantitative information. In addition, please describe what you mean by "next-generation" supercar.

Battery Electric Vehicles, page 12

4. We note your response to our prior comment 9 and reissue in part. Please discuss when you anticipate completing your product development and testing process, including a timeline of the steps involved, an estimate of the cost of each step and a brief description of where you intend to obtain the funds to accomplish such steps. Additionally, please describe the factors you may consider when determining whether to pursue this product line.

Marketing Strategy, page 15

5. We note your response to our prior comment 14 and reissue in part. Please describe the effect of the "target dealer product sales goals" provision of your dealer agreements if a dealer fails to meet the specified product sales goals. In addition, please provide quantitative information regarding the typical size of "exclusive dealer marketing territories" and, to the extent material, include a risk factor that addresses the risk of this provision.

6. We note your response to our prior comment 17 and reissue in part. Please provide a brief definition for each of the performance based advertising metrics listed on page 16.

7. We note your disclosure on page 16 regarding the cost of attending international auto show circuit events and regional car shows. Please disclose how you intend to obtain such funds, and please clarify that there is no guarantee that you will be able to attend such shows.

Lifestyle Performance Sales, page 16

8. We note your revised disclosure on page 16 that "you are currently selling some of [your] automotive aftermarket parts over the Internet." Please disclose your website address.

Management's Discussion and Analysis, page 21

9. We note your response to our prior comment 25. Please discuss in greater detail the agreement with Dreamworks SKG described in the seventh paragraph on page 15, including the circumstances leading to the amendment of the agreement from $2,760,150 to $1,367,484. Discuss whether the terms of this agreement that permitted the

counterparty to substantially modify the scope of work are representative of industry practice or of terms that may be included in future agreements. If your revised disclosure suggests that revisions to your risk factors are appropriate, please revise accordingly.

Certain Relationships and Related Party Transactions, page 50

10. We note your response to our prior comment 28 that you have added the license agreement with Mr. Saleen to your exhibit index and that you have incorporated the agreement by reference. However, it does not appear that the agreement has been added to your exhibit index as described in your response. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Louis A. Wharton
        Stubb Alderton & Markiles, LLP